C21 INVESTMENTS INC.

Management's Discussion and Analysis
For the three and nine months ended December 31, 2024
(Expressed in U.S. Dollars)

GENERAL

C21 Investments Inc. (the "Company", "C21", "we", "us" and "our") was incorporated in the Province of British Columbia under the Company Act (British Columbia) on January 15, 1987 as Empire Creek Mines Inc. On May 11, 1987, the Company changed its name to Curlew Lake Resources Inc. Effective November 24, 2017, the Company changed its name to C21 Investments Inc. On June 15, 2018, the Company's common shares (the "Common Shares") were delisted from the TSX Venture Exchange and on June 18, 2018, the Common Shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol CXXI. The Company registered its Common Shares in the United States ("U.S.") and on May 6, 2019, its Common Shares were cleared by the Financial Industry Regulatory Authority for trading on the OTC Markets platform under the U.S. trading symbol CXXIF. On August 23, 2019 the Company announced it had been approved for trading on the OTCQB Venture Market, and on September 28, 2020 the Company upgraded to trading on the OTCQX Best Market.

The Company has changed its year end to March 31 and as such this Management Discussion and Analysis and the accompanying unaudited interim financial statements is for the three- and nine-month period ended December 31, 2024.

The Company's unaudited interim condensed consolidated financial statements for the three and nine months ended December 31, 2024, were authorized for issuance on January 29, 2025 by the Board.

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com or the Company website at www.cxxi.ca.

DESCRIPTION OF BUSINESS

The Company is a vertically integrated cannabis company that cultivates, processes, distributes and sells quality cannabis and hemp-derived consumer products in Nevada, U.S.A. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues together with high-growth potential and multi-market branded consumer packaged goods ("CPG").

The Company focuses on scalable opportunities in key markets that take advantage of its core competencies, including: (i) retail operational excellence and expanding its retail footprint through value-add acquisitions in existing markets, and (ii) branded CPG expansion through both captive retail and wholesale channels. The Company focuses on acquiring businesses that provide immediate contribution to overall profitability, or have a path to profitability within twelve months, where it can leverage existing assets, brands, and domain expertise.

The Company currently holds licenses in Nevada spanning the entire cannabis supply chain.  With the winding down and sale of its Oregon licenses and operations, the Company presents its Oregon operations as 'held for sale' on the Balance Sheet and as 'discontinued operations' in the Income Statement.

The Company's management team has significant professional experience, including deep experience both within the cannabis industry and other fast-paced growth industries like technology and venture capital.  Management also includes experts from more traditional industries like forestry, manufacturing, real estate, and capital markets.

Strategic Focus and Growth

Our operations in Reno, Nevada under the Silver State Relief brand continues its strong financial performance generating healthy cash flow and satisfied customers.  Building around this strong core we have accomplished much since the beginning of the Company's fiscal year 2025:

- On November 26, 2024 the Company announced that it intends to commence a normal course issuer bid under which it may purchase up to 6,002,390 common shares of the Company representing approximately 5% of the issued and outstanding shares of the Company.  The Company may purchase common shares for a period of 12 months ending on December 2, 2025.  All shares will be purchased on the open market at the prevailing market prices.  The Company has not repurchased any shares to date.

- On June 26, 2024, the Company opened the South Reno Dispensary, its third Silver State Relief retail store in Nevada.  Sales from this new store have grown from $1,090,000 in Q2 to $1,475,000 in Q3.  The Google rating of the new store continues to be excellent at 4.8 (out of 5) with 82 reviews.  This is particularly gratifying to the Silver State team.

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- On June 7, 2024, the Company closed the acquisition of a cannabis dispensary in Reno, Nevada from Deep Roots Harvest.  The Company acquired all the assets related to the operation of its 6,500 square foot, purpose-built, operational retail cannabis dispensary located in South Reno Nevada (the "South Reno Dispensary").  This acquisition will allow C21 to expand its retail footprint in Nevada, a pivotable step in its growth strategy.  This store is being integrated and rebranded under the Silver State Relief banner. President and CEO of C21, Sonny Newman commented: "With the dispensary's desirable location in a high traffic, flourishing area of South Reno, we anticipate strong revenue growth from this acquisition, along with the added benefit of allowing us to expand the portion of our cultivation capacity sold through our retail channel."

- On May 6, 2024, the Company closed a private placement of C$4 million from the issuance of convertible debentures units (the "May 2024 Private Placement"). The proceeds will be used to fund the acquisition of the South Reno Dispensary.  The convertible debenture units are comprised of a "Convertible Debenture" convertible into common shares at C$0.45, and a "Warrant" entitling the holder to exercise into common shares at C$0.55.  The maximum shares issuable from the Convertible Debenture is 8,888,889 common shares, and from the Warrant, 4,000,000 common shares.  The outstanding principal amount owing under the Convertible Debenture will accrue interest from the issue date at 12% per annum payable quarterly in cash.  Repayment of the Convertible Debenture will be made in 25 equal monthly installments beginning on the last day of the 6th month from issuance.  The Convertible Debenture matures 30 months after issuance.  See the news release and public filings of this issuance for further information.

- On September 7, 2023, the Company appointed Aron Swan as its Chief Operating Officer.  C21 has established the COO role to support the Company's long-term growth objectives. Aron Swan has been the long-standing Head of Operations and was responsible for the build-out and expansion of C21's Nevada operations, including managing a team of more than 100 employees, developing strong vendor relationships, and ensuring rigorous compliance standards. He has been integral to Silver State Relief since its inception in 2015 and has been instrumental in running our business and managing our growth initiatives.  Aron is leading our strategic growth objectives as we pursue expansion in our market.

The Company's strategic Initiatives over the next 12 months include: (i) extending our Nevada retail footprint where we have a proven track record of success and (ii) continuing our disciplined approach to growth and financing.

As the Company has discontinued its Oregon operations, the discussion in this MD&A focusses primarily on the Company's Nevada operations.

NEVADA

The Company acquired Silver State Relief and Silver State Cultivation ("Silver State") on January 1, 2019.  The Nevada business operates in Reno, Sparks and Fernley, Nevada.

Cultivation, Processing and Wholesale

Through Silver State in Nevada, the Company operates its indoor cultivation and processing out of a 104,000 square foot facility now with 37,000 square feet of cultivation and 1,200 square feet dedicated to volatile extraction.  Silver State completed a $3 million expansion of its grow facility in April 2022, more than doubling capacity to 11,500 pounds of biomass with 8,100 pounds of flower and 3,300 pounds of trim annually.

The Company's extraction processing supports branded CPG in both captive retail and wholesale channels.  Silver State manufactures Hood Oil cartridges, Phantom Farms pre-rolls, and flower strains, together with the Silver State branded products which include Flower, pre-rolls, and concentrates.  These in-house brands made up 28% of calendar 2024 sales in the dispensaries.  With the increased production available, wholesale sales amounted to $3.0 million during the year ended January 31, 2024 ($2.2 million in prior year).  With the integration of our third store, the quantity of house product to wholesale will fall.

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Retail

The Company operates three dispensaries with the acquisition of the third, the South Reno Dispensary, finalized on June 7, 2024, with its grand opening occurring on June 26, 2024.  It is a 6,500 square foot, purpose-built, retail cannabis dispensary.  With the dispensary's desirable location in a high traffic, flourishing area of Southern Reno, the Company anticipates strong revenue growth from this acquisition, along with the added benefit of allowing it to expand the portion of its cultivation capacity sell through.  Our two established stores, an 8,000-square foot retail dispensary, located in Sparks, Nevada, and a 6,000-square foot dispensary located in Fernley, Nevada collectively service a total of more than 125,000 recreational and medical cannabis customers per quarter, with over 700 SKUs in each store.  Silver State had total retail sales of $25.3 million during the year ended January 31, 2024 as compared to $26.8 million in the prior year.

INTERIM MD&A - QUARTERLY HIGHLIGHTS

Operations

LAST EIGHT QUARTERS, except as noted (000's unless noted)				2 months ended
	31-Dec-24	30-Sep-24	30-Jun-24	31-Mar-24	31-Jan-24	31-Oct-23	31-Jul-23	30-Apr-23
Inventory	3,885	3,975	3,300	2,866	2,709	2,839	3,038	3,514

Revenues	7,908	7,509	6,596	4,465	6,549	6,882	7,162	7,692
Income (loss) from operations, adding back share based compensation	1,122	454	(418)	290	493	226	217	561

Adjusted EBITDA	1,568	1,295	311	633	1,055	943	972	1,561
Income (loss) from continuing operations	(81)	(759)	(1,386)	(51)	(2,082)	(357)	(397)	(387)
*per common share, basic & diluted	(0.00)	(0.01)	(0.01)	(0.00)	(0.02)	(0.00)	(0.00)	(0.00)
Profit (loss) attributable to owners	(1)	(845)	(1,412)	(74)	(2,042)	(376)	(416)	(471)
*per common share basic & diluted	(0.00)	(0.01)	(0.01)	(0.00)	(0.02)	(0.00)	(0.00)	(0.00)

The Company has changed its year end to March 31 and as such this is the third quarterly filing in this new format.  The next fiscal year-end will be for the 12 months ending March 31, 2025.

Inventory balance at December 31, 2024 has increased by $1.0 million since March 31, 2024 due to the opening of our third store, the South Reno dispensary on June 26, 2024.

Adjusted EBITDA for quarter ended December 31, 2024 increased compared to the prior quarter ended September 30, 2024 due to the increase in income from operations discussed on the following page under "Gross Profit" and the reduction in general and administration expenses.  Also see Non-GAAP measures below.

Federal corporate income taxes are very high in the cannabis industry due to the restrictions of Section 280E of the tax code.  Therefore, the measure of income before these taxes is a useful measure.  In the table above we calculate income from continuing operations, adding back share-based compensation, in the Quarterly table above, as a useful measure.

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INTERIM MD&A - QUARTERLY HIGHLIGHTS (continued)

Summary derived from the Company's consolidated financial statements:

PROFIT AND LOSS	Q3	Q2	Q1	2 months	Q4
	31-Dec-24	30-Sep-24	30-Jun-24	31-Mar-24	31-Jan-24
Revenues- Retail	$7,574,180	7,101,985	6,196,208	4,163,292	6,303,351
Wholesale	333,632	406,562	399,801	301,658	245,461
Revenue	$7,907,812	7,508,547	6,596,009	4,464,950	6,548,812
Inventory expensed to cost of sales	4,272,868	4,243,714	4,565,310	2,688,650	3,702,469
Gross profit	3,634,944	3,264,833	2,030,699	1,776,300	2,846,343
	46.0%	43.5%	30.8%	39.8%	43.5%
Expenses
General and administration	1,812,006	2,105,905	1,870,030	1,151,305	1,780,705
Sales, marketing, and promotion	46,734	61,189	39,760	21,581	23,691
Operating lease cost	208,605	208,606	159,425	106,283	190,308
Depreciation and amortization	445,992	435,456	379,522	207,225	359,568
Share based compensation	143,493	147,091	422,218	-	5,527
Total expenses	2,656,830	2,958,247	2,870,955	1,486,394	2,359,799

Income (loss) from operations	978,114	306,586	(840,256)	289,906	486,544
Other items
Interest expense	(82,953)	(88,697)	(52,863)	-	-
Accretion expense	(148,405)	(149,834)	(83,889)
Other Income (loss)	(105,234)	927	(41,740)	9,209	(785,763)
Change in fair value of derivative liabilities	-	-	-	22,189	(59,217)

Income (loss) before before taxes	641,522	68,982	(1,018,748)	321,304	(358,436)
Income tax expense	(722,800)	(828,400)	(367,700)	(372,743)	(1,723,925)
Income from continuing operations	(81,278)	(759,418)	(1,386,448)	(51,439)	(2,082,361)
Income (loss) from discontinued operations	(49,663)	(85,714)	(25,724)	(22,965)	40,357
Net income (loss)	(130,941)	(845,132)	(1,412,172)	(74,404)	(2,042,004)

With the change in Fiscal year end to March 31 from January 31, the comparative period in our interim financial statements will not be the same calendar months.  The comparative for this third quarter ending December 31, 2024 ("Q3") is the 3 months ending January 31, 2024 (Prior Year Quarter"). The sequential comparative is to the three months ended September 30, 2024 (Prior Quarter").

"Revenue" includes retail revenues from our three stores and wholesale revenue from our cultivation operations.  The Q3 total revenues were up 21% at $7.9 million versus the Prior Year Quarter of $6.5 million and increased by 5% sequentially from the Prior Quarter of $7.5 million.  Retail revenues in Q3 were $7.6 million, up 20% versus Prior Year Quarter of $6.3 million, and up sequentially 7% versus Prior Quarter of $7.1 million.  Wholesale revenues in Q3 were up slightly at $0.33 million versus Prior Year of $0.25 million and down slightly from Prior Quarter of $0.41 million.

The increases in retail revenue are due to the third Silver State Relief dispensary starting operations on June 26, 2024.  Monthly revenues for this new South Reno Store have ramped up from $273,000 in July 2024 to $518,000 in December 2024.

"Cost of Sales" includes the costs directly attributable to cultivating and processing cannabis plus the cost of product purchases from third parties, for sale in our stores.  We use an average costing model which captures and averages costs over several quarters.

"Gross profit" Q3 gross profit margin % has increased to 46% from 43.5% in the Prior Year Quarter and increased sequentially from 43.5% in the Prior Quarter.  Improvements are due to continued improvements from the integration of our third store.

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"Income from operations" for Q3 is $1.0 million up versus the Prior Year Quarter of $0.5 million and up sequentially versus Prior Quarter $0.3 million.  This increase is due to an increase in gross profit and lower general and administration costs.

Expenses

"General and administration" includes all overhead costs that have not otherwise been allocated to cost of sales.  These include salaries and wages, professional fees including legal and accounting, insurance and some local taxes.  Q3 costs of $1.8 million was flat versus the Prior Year Quarter of $1.8 million, and down sequentially versus $2.1 million in the Prior Quarter due to less spending on audit and other professional fees.

"Operating lease cost" is the cost of leases not included in cost of sales and was $208,605 for Q3 versus $190,308 in Prior Year Quarter.  This increase is due to the lease on our new store which opened on June 26, 2024.

"Depreciation and amortization" include provisions for fixed assets and intangibles not included in cost of sales.  The total depreciation and amortization in Q3 was $0.45 million versus $0.36 million in the Prior Year Quarter.

"Share based compensation" is a non-cash item and reflects the issuance of stock options to employees, officers, and directors.  This expense of $143,493 in Q3 is up from $5,527 in the Prior Year Quarter due to the issuance of share options to employees, directors and officers during the Quarter ending June 30, 2024.

Other Items

"Interest expense" in Q3 was $82,953 versus $nil in the Prior Year Quarter due to the issuance of the C$4 million Convertible Debentures during the Quarter ending June 30, 2024.

"Accretion expense" in Q3 was $148,405 versus zero in the Prior Year due to the issuance of the C$4 million Convertible Debentures during the Quarter ending June 30, 2024.

"Change in fair value of derivative liabilities" is a periodic revaluation of the earn out shares outstanding to vendors of businesses purchased by the Company.  These earn-out shares are revalued using a Monte Carlo simulation.  The fair value of this liability will increase with an increase in the stock price of the Company and vice versa.  The change in fair value must be recorded through the Company's profit or loss statement.  As a result, a share price increase period-over-period will result in a reduction in net income and vice versa.  In February and March 2023, the Company entered into cancelation agreements with the majority of the Swell Vendors who had rights to Swell Earn-Out shares, canceling those rights for a one-time cash payment.  Of the 6.0 million original Swell Earn-Out shares 1.2 million remain outstanding. Of the original 10.5 million of earn out shares to both Phantom and Swell, 1.2 million remain.

"Provision for income taxes" in Q3 of $0.7 million is down versus Prior Year Quarter of $1.7 million.

"Other comprehensive income (loss)," specifically the cumulative translation adjustment, comes about in GAAP when translating the balances between the parent company (investments made in C$) and the US subsidiaries (US$). These foreign exchange gains or losses at each reporting date result from the translation of C$ amounts to US$ (which is our reporting currency).

"Net income (loss) from discontinued operations" the Company has classified all of its Oregon operations to 'discontinued operations'.  The revenues and expenses pertaining to the Oregon operations are shown in this line item.  We have had no active business in Oregon since early 2022.  The effect of this treatment is to lower our revenues (Q1 -$nil, Prior Year Quarter -$nil) and increase our gross profit (Q1-$nil, Prior Year Quarter -$nil) and increase our income from operations and net income (Q3-$49,663, Prior Year Quarter- $40,357).  There is no effect of discontinuing the Oregon operations on our Nevada operations as the cannabis business in each state is unique and separate, which is due to the regulation of the cannabis industry.  Effective March 27, 2023, the Company reached a settlement with its central Oregon landlord with respect to its three remaining leases in Oregon, including an early termination of such leases, in exchange for an abatement of one month of the Company's rent applied to each respective lease.  This is recorded in the year end FY2023 accounts.  The Company maintains fee simple ownership of real property in central and southern Oregon, which are both listed for sale.

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Non-GAAP Financial Measures

"Adjusted EBITDA" is supplemental, non-GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.  "Adjusted EBITDA" is not a measure of performance calculated in accordance with GAAP, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with GAAP. "Adjusted EBITDA," as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs.  Figures have been restated to match the current presentation.

ADJUSTED EBITDA				two months
Quarter ended (except as note	31-Dec-24	30-Sep-24	30-Jun-24	31-Mar-24	31-Jan-24

Net income (loss)	(130,941)	(845,132)	(1,412,172)	(74,404)	(2,042,004)

Interest & accretion	231,358	238,531	136,752	-	-
Provision for taxes	722,800	828,400	367,700	372,743	1,723,925
Depreciation and amortization	445,992	435,456	379,522	207,225	359,568
Depreciation and interest in COS	-	406,184	203,091	135,395	203,092
EBITDA	1,269,209	1,063,439	(325,107)	640,959	244,581

Change in FV of derivative liability	-	-	-	(22,189)	59,217
Share based compensation	143,493	147,091	422,218	-	5,527
Loss (gain) discontinued operations	49,663	85,714	25,724	22,965	(40,357)
One-time special project costs	-	-	117,543	-	-
Production curtailment, inventory adjustments	-	-	28,700	-	-
Other gain/loss	105,234	(927)	41,740	(9,209)	785,763
Adjusted EBITDA	1,567,599	1,295,317	310,818	632,526	1,054,731

FREE CASH FLOW				two months
Quarter ended (except as noted)	31-Dec-24	30-Sep-24	30-Jun-24	31-Mar-24	31-Jan-24

Cash provided by operating activities before taxes and changes in working capital (continuing operations)	1,726,751	1,045,505	77,815	451,006	1,194,316

Purchases of property and equipment	(144,908)	(60,731)	(169,660)	(51,483)	(18,251)
	1,581,843	984,774	(91,845)	399,523	1,176,065

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations adding back income tax expense and before changes in working capital, minus capital expenditures. Management believes that Free Cash Flow, which measures our ability to generate cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

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RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable, accrued liabilities, and promissory note payable is as follows:

	December 31, 2024	March 31, 2024
	$	$
Lease liabilities due to a company controlled by the CEO	4,709,037	4,917,482
Due to the CFO of the Company	904	770
	4,709,941	4,918,252

A summary of the Company's transactions with related parties including key management personnel for the three and nine months ended December 31, 2024 and January 31, 2024 is as follows:

	Three months ended		Nine months ended
	December 31, 2024	January 31, 2024	December 31, 2024	January 31, 2024
	$	$	$	$
Consulting fees paid to a director	15,000	-	45,000	45,000
Amounts paid to CEO or companies controlled by CEO for leases	192,036	186,443	572,305	682,944
Amounts paid to CEO or companies controlled by CEO for repayments of promissory note	-	-	-	1,025,202
Amounts paid to CEO or companies controlled by CEO for remuneration	46,154	46,154	146,154	146,154
Salary paid to directors and officers	117,621	118,485	355,535	333,599
Share-based compensation	91,204	5,527	426,752	16,611
	462,015	401,609	1,545,746	2,249,510

Amounts paid to CEO or companies controlled by CEO consists of salary, lease payments, and Newman Note principal and interest.  The CEO owned all three buildings which Silver State operates from when the Company purchased Silver State in 2019.  On June 5, 2023, a company controlled by the CEO sold its interest in the Silver State Relief LLC (Sparks) property. The Company continues to lease this facility from a third party.  On August 19, 2023, a company controlled by the CEO sold its interest in the Silver State Relief LLC (Fernley) property. The Company continues to lease this facility from a third party.

The Newman Note was issued when the Company purchased Silver State in 2019 and the Newman Note was fully repaid and satisfied, and security and pledge agreements terminated, on June 1, 2023.

CONTRACTUAL OBLIGATIONS

The following table includes the Company's obligations to make future payments for each of the next five years that represent contracts and other commitments that are known and committed:

CONTRACTUAL OBLIGATIONS
	Carrying amount	Contractual cash flows	Under 1 year	1-3 years	3-5 years	More than 5 years
As at December 31, 2024
Trade and other payables	$2,193,889	$2,193,889	$2,193,889	$-	$-	$-
Finance lease payments (1)	10,423,385	16,897,823	1,522,211	3,167,192	1,691,724	10,516,696
Convertible debt (2)	1,156,259	1,156,259	1,156,259	-	-	-
Notes and other borrowings (3)	-	-	-	-	-	-
Total	$13,773,533	$20,247,971	$4,872,359	$3,167,192	$1,691,724	$10,516,696

(1) Amounts in the table reflect minimum payments due for the Company's leased facilities and certain leased equipment under various lease agreements and purchase agreements.

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(2) Amounts in the table reflect the contractually required principal payments payable under various convertible note and convertible debenture agreements. These relate to the Oregon Action in the section Legal Proceedings below.

ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

For a summary of the current legal proceedings, please refer to the Company's MD&A for the years ended March 31, 2024, and January 31, 2024 for detailed disclosure in this regard.

Oregon Action Update

On April 6, 2024, the Company filed a motion to recover costs and attorney fees and the other defendants who were no longer named in the case, in the amount of $107,622.50 in attorney's fees, and $1,252 in costs. By court order on September 8, 2024, the Company's motion was granted in full, awarding the Company $107,622.50 in attorney's fees, and $1,252 in costs.  On October 8, 2024, the parties stipulated, and the Court granted, abatement of the matter until April 9, 2025.  On October 30, 2024, the plaintiffs appealed the order on fees and costs, which is pending before the court.  Such abatement and appeal shall not impede the Company's collection efforts.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company has not entered into any off-balance sheet arrangements.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares.

As of December 31, 2024, there were:

- 120,047,814 Common Shares issued and outstanding;

- 6,525,000 options outstanding to purchase Common Shares, of which 2,408,333 options had vested;

- 4,000,000 warrants outstanding to purchase Common Shares; and

- no restricted share units ("RSUs") outstanding to purchase Common Shares.

- 793,093 acquisition shares to EFF vendors, yet to be issued.  See 'Legal Proceedings' later in this MD&A.

As of January 29, 2025 (the date of this MD&A) the Company had the following securities outstanding:

Type of Security	Number outstanding
Common Shares	120,047,814
Stock Options	6,525,000
Warrants	4,000,000
Acquisition shares	793,093
131,365,907

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company's financial statements and the other financial information included in this MD&A are the responsibility of the Company's management and have been examined and approved by the Board. The accompanying audited financial statements are prepared by management in accordance with GAAP, and include certain amounts based on management's best estimates using careful judgment. The selection of accounting principles and methods is management's responsibility.

Management recognizes its responsibility for conducting the Company's affairs in a manner that complies with the requirements of applicable laws and established financial standards and principles and maintains proper standards of conduct in its activities. The Board supervises the financial statements and other financial information through its audit committee, which is comprised of a majority of non-management directors.

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The audit committee's role is to examine the financial statements and recommend that the Board approve them, to examine the internal control and information protection systems, and all other matters relating to the Company's accounting and finances. To do so, the Audit Committee meets annually with the external auditors, with or without the Company's management, to review their respective audit plans and discuss the results of their examination. The Audit Committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

ACCOUNTING POLICIES AND ESTIMATES

FINANCIAL RISK MANAGEMENT

The Board approves and monitors the risk management processes of the Company, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

CREDIT RISK

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts. The Company's cash is deposited in bank accounts held with a major bank in Canada, a credit union in Washington, Nevada and Colorado.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management of the Company and the Board are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company's consolidated financial statements for nine months ended December 31, 2024 have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

At December 31, 2024, the Company had cash of $2,496,651, a working capital deficit of $8,144,333.

The Company has generated significant positive cash flow for the transition two months ended March 31, 2024 and the fiscal year ended January 31, 2024.  The Statement of Cash Flows for the nine months ended December 31, 2024, shows cash flow from continuing operations of $0.8 million, cash generated of $0.9 million for the two months ended March 31, 2024, and $3.3 million for the year ended January 31, 2024.  The Company has one-time items in the cash flow for the nine months ending December 31, 2024 relating to the new South Reno dispensary that opened on June 26, 2024.  Inventory build-up of $1.0 million and other start-up costs.  The Company also paid $0.75 million in corporate taxes in the nine months ended December 31, 2024.

The Company made the first three repayments on the C$4 million Convertible debentures totaling C$480,000 during the quarter.  No debenture holders exercised the option to convert this repayment to common shares of the Company.  The Company also repaid the remaining $370,000 balance ahead of schedule in December 2024 on the mortgage of its northern Oregon property.  The Company sold its southern Oregon property for proceeds of $385,000.

The promissory note owing to the President and CEO was fully repaid as of June 1, 2023, for which the monthly payments were $0.5 million plus interest.  Other than lease liabilities, our largest liability at September 30, 2024, was income taxes payable of $10.9 million.  The Company does not have any significant capital expenditure plans in the next 12 months.  While operations' cash flow has slowed as our markets in general have slowed, we expect to continue to generate positive operations cash flow especially given the ramping up of our third store.  The repayment of the promissory note gave the Company flexibility to pursue its strategic growth plans, which included the acquisition of a third store completed on June 7, 2024, at a cost of $3.5 million.

The Company's third store opened on June 26, 2024, and the purchase price was financed by internal working capital and the issuance of C$4 million of Convertible debentures, the May 2024 Private Placement.  The Convertible debentures bear annual interest at 12% payable quarterly and monthly principal payment of C$160,000 per month commencing in October 2024.  The payments on the convertible debentures will be paid for from working capital.

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There remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, especially given the uncertain interest rate environment since the COVID-19 pandemic. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

CAPITAL MANAGEMENT

The Company's objectives when managing its capital are to ensure there are enough capital resources to continue operating as a going concern and maintain the Company's ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company's shareholders. The Company's capital structure includes items classified in debt and shareholders' equity.

The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company's underlying asset.

The Company works with its capital advisors, CB1 Capital based in New York, to identify the best strategic options to execute our corporate growth plans, as well as increasing financial flexibility in managing our debt.

U.S. INDUSTRY BACKGROUND AND REGULATORY ENVIRONMENT

INDUSTRY BACKGROUND AND TRENDS

The emergence of the legal cannabis sector in the United States, both for medical and adult use, has been rapid as more states adopt regulations for its production and sale. Today 73% of Americans live in a state where cannabis is legal in some form and 48% of the population lives in states where it is fully legalized for adult use.

The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions has been generally accepted by a majority of citizens with a growing acceptance by the medical community as well. A review of the research, published in 2015 in the Journal of the American Medical Association, found evidence that cannabis can treat pain and muscle spasms. The pain component is particularly important, because other studies have suggested that cannabis can replace patients' use of highly addictive, potentially deadly opiates - meaning cannabis legalization literally improves lives.

Polls throughout the United States consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. According to an October 2022 Pew Research Center survey, around nine-in-ten Americans favor some form of cannabis legalization, with roughly 10% saying cannabis should not be legal in any form.  In that survey, 88% of U.S. adults support legalizing cannabis either for medical and recreational use (59%) or medical use only (30%). These views have held steady since April 2021 polling from the Pew Research Center.  These are large increases in public support over the past 40 years in favor of legalized cannabis use.

Notwithstanding that 40 states and the District of Columbia have now legalized adult-use and/or medical cannabis (with 21 states and the District of Columbia allowing adult-use cannabis), cannabis remains illegal under U.S. federal law with cannabis listed as a Schedule I drug under the U.S. Federal Controlled Substances Act of 1970 ("CSA").

Currently the Company only operates in the state of Nevada. The Company may expand into other states within the United States that have legalized cannabis use either medicinally or recreationally.

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FEDERAL REGULATORY ENVIRONMENT

For a complete summary of the Federal regulatory environment, please refer to the Company's MDA for the fiscal years ended March 31, 2024, and January 31, 2024, for detailed disclosure in this regard.

On May 21, 2024, the DOJ published a "Notice of Proposed Rulemaking" to reschedule cannabis from Schedule I to Schedule III of the CSA in the Federal Register. In-person testimony in the DEA's upcoming hearing on marijuana rescheduling will not begin until January or February 2025.  If the rule is finalized, cannabis would be considered a drug with "moderate to low potential for physical and psychological dependence" and would be available for medical use only, not legalized at the federal level.

NEVADA REGULATORY UPDATE

For a summary of the Nevada regulatory environment, please refer to the Company's MDA for the fiscal years ended March 31, 2024, and January 31, 2024 for detailed disclosure in this regard.

RISK FACTORS

For a comprehensive list of the risk factors relating to the business and securities of the Company, please refer to the Company's MDA for the fiscal years ended March 31, 2024, and January 31, 2024 for detailed disclosure in this regard.  The Company will face a few challenges and significant risks in the development of its business due to the nature of and present stage of its business. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of or materially adversely affect the securities of the Company. If any such risks occur, the Company's shareholders could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected. Some of the risk factors previously disclosed are interrelated and, consequently, readers should read such risk factors in connection with one another.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are enough to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of a person's investment portfolio and should only be made by persons who can afford a total loss of their investment.

In the event of a federal rescheduling of marijuana under the CSA, short of removal from the CSA (i.e., descheduling), there is the risk that FDA takes a more hands on approach to marijuana regulation, in addition to existing state-based regulations.

FORWARD LOOKING STATEMENTS

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws. All information, other than statements of historical facts, included in this MD&A that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including such things as capital expenses and revenues, future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans, ramping of Sales at the Company's third store, including information concerning the completion and timing of the completion of contemplated acquisitions or dispositions, expectations whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, including the potential number and location of cultivation and production facilities and dispensaries or licenses therefor to be acquired or sold and markets to be entered into or exited by the Company as a result of completing such proposed transactions, the ability of the Company to successfully achieve its business objectives as a result of completing such proposed acquisitions or dispositions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company's brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company's financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

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Readers are cautioned that forward-looking information and statements are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements.

Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; favorable production levels and costs related to the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Company's operations; the Company's ability to conduct operations in a safe, efficient and effective manner; the ability of the Company to restructure and service its secured debt; the availability of securitized debt financing on terms acceptable to the Company, or at all.  While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks, uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the ability to consummate any proposed acquisitions or dispositions on the proposed terms and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions, risks related to reliance on third party service providers, the limited operating history of the Company, risks inherent in an agricultural business, risks related to proprietary intellectual property, risks relating to financing activities, risks relating to the management of growth, increasing competition in the cannabis industry, risks associated to cannabis products manufactured for human consumption including health risks, potential product recalls, reliance on key inputs, reliance on a healthy global supply chain, suppliers and skilled labor (the availability and retention of which is subject to uncertainty), cyber-security risks, ability and constraints on marketing products, fraudulent activity by employees, contractors and consultants, risk of litigation and conflicts of interest, and the difficulty of enforcement of judgments and effecting service outside of Canada, risks related to future acquisitions or dispositions, limited research and data relating to cannabis, risks and uncertainties related to the lasting impact of the COVID-19 pandemic and the continued impact it may have on the global economy and the retail sector, particularly the cannabis retail sector in the states in which the Company operates, as well as those risk factors discussed elsewhere herein, including under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements.  The Company may elect to update such forward-looking information and statements at a future time, it assumes no obligation for doing so except to the extent required by applicable law.

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